Exhibit 1
R.V.B. Holdings Ltd. Announces Change of Control of the Company By
Greenstone Industries Ltd.

Tel-Aviv, Israel – March 24, 2011– R.V.B. Holdings Ltd.  ("RVB") announced today the purchase by Greenstone Industries Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange (TLV:GRTN) of 65% of the issued share capital of the Company. As part of the purchase of control of RVB all members of the Board of Directors of RVB, excluding the external directors, resigned their office and Messrs. Yitzhak Apeloig, Yair Fudim and Gedaliahu Shelef, representatives of Greenstone Industries Ltd., were appointed instead.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on the current expectations of the management of RVB only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  RVB undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  For a more detailed description of the risk and uncertainties affecting RVB, reference is made to RVB's reports filed from time to time with the Securities and Exchange Commission.